                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 17, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                                     [LOGO]
                                  MERANT (TM)






                              INTERIM REPORT 2000


                               FINANCIAL RESULTS
                            FOR THE SIX MONTHS ENDED
                                OCTOBER 31, 1999

                                    CONTENTS

LETTER TO SHAREHOLDERS                                                         3

FINANCIAL STATEMENTS - U.S.

     Consolidated statements of income                                         5

     Consolidated balance sheets                                               6

     Consolidated statements of cash flow                                      7

     Notes to consolidated financial statements                                7

FINANCIAL STATEMENTS - U.K.

     Consolidated profit and loss account                                      8

     Statement of recognised gains and losses                                  8

     Consolidated balance sheet                                                9

     Consolidated cash flow statement                                         10

     Notes to the financial statements                                        11

REPORT OF THE AUDITORS                                                        12

COMPANY INFORMATION                                                           12

________________________________________________________________________________

Securities Exchanges

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, MERANT commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the period ended April 30, 1999, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995. This interim report contains forward-looking statements that include statements regarding expectations for revenue and profit growth, future demand for MERANT's Egility, enterprise extension and enterprise application development solutions, and MERANT's e-commerce services, growth in MERANT's e-commerce business, features and benefits of MERANT's products and services, and expectations for MERANT's e-commerce services and enterprise extension software business, including the integration of The Marathon Group and EnterpriseLink Technology Corporation. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by the forward-looking statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development, data access and e-commerce solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, the market acceptance of e-commerce solutions generally, and the effect of competitors' efforts to enter MERANT's markets. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the period ended April 30, 1999, and MERANT's Quarterly Reports on Form 6-K for the quarters ended July 31, 1999 and October 31, 1999, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this report that may reflect events or circumstances occurring after the date of this report.

MERANT plc - 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, U.K. Registered Number 1709998

                             LETTER TO SHAREHOLDERS

Chief Executive Officer's Statement:

Introduction

I am pleased to report our financial results for the six months ended 31 October 1999, which have been an exciting time for MERANT.

Our business has shown significant progress, reflecting our continuing commitment to provide innovative enterprise application development solutions for Global 2000 customers. On 4 October 1999, we announced MERANT Egility, our e-business framework to help organizations rapidly overcome the key challenges they face as they e-enable the enterprise to remain competitive. With our e-business position strengthening, our mission to accelerate our customers' business through the application of innovative information technology has become that much more strategic.

Recent examples of this fundamental shift to e-business have been reinforced with MERANT's recent acquisitions of The Marathon Group and EnterpriseLink Technology Corporation. With the launch of the MERANT Egility framework and solutions to allow our customers to create the new, transform the existing, integrate the enterprise and manage the application environment, this shift is accelerating. Customer acceptance of MERANT Egility e-business solutions is evident by both customer success and the Company's revenue growth in the second fiscal quarter of this year.

Financial and Operational Review

Total net revenue for the first six months ended 31 October 1999 under U.S. generally accepted accounting principles (GAAP) was $179.8 million, down 1% compared to the comparable prior year period. Total net revenue not relating to Year 2000 (Y2K) products or services increased 7% in the first half of this fiscal year. Net revenue relating to Y2K products and services represented only 9% of total net revenue, down from 17% for the first half of fiscal year 1999. Net income per American Depository Share (ADS) was $0.17 in the first half of this fiscal year, as compared to $0.28 per ADS, excluding one time charges, for the first half of last fiscal year. Pre-tax operating earnings excluding goodwill amortization for the first half were $10.7 million, or $0.26 per ADS on an after-tax basis. Amortization of goodwill relating to acquisitions totaled $2.7 million in the first half of this fiscal year, compared to $1.5 million for the first six months of last fiscal year.

Under U.K. GAAP, total net revenue for the six months ended 31 October 1999 was GBP 111.9 million, compared to GBP 69.4 million for the six months ended 31 October 1998. This increase in the first half reflects the full inclusion of revenue earned by the INTERSOLV business. Earnings for the first six months of this fiscal year before interest, taxes, goodwill amortization and exceptional items (EBITA) were GBP 5.5 million, compared to GBP 8.3 million in the same period last year. Earnings per ordinary share before amortization of goodwill and exceptional items were 3.1 pence compared to 7.3 pence per ordinary share for the corresponding prior year period. Amortization of goodwill relating to acquisitions totaled GBP 18.4 million in the first half of this fiscal year, compared to GBP 4.0 million in the corresponding period last year.

E-Business

During the first half of fiscal year 2000 we announced a number of important initiatives to help expand our position in delivering enterprise e-business solutions. A critical element of our e-business strategy was implemented with the launch of MERANT Egility, a new framework that provides rapid delivery of e-enabling technology and expertise, a priority for development teams worldwide. With MERANT Egility, we are leveraging our existing e-business core strengths so customers can unite the best of both worlds and move to the forefront of e-business - combining a highly creative, compelling new electronic customer experience while leveraging the existing application assets. We continue to roll out solutions and announce customer successes that enhance our core strengths and e-business leadership.

To thrive in today's business environment, our customers and MERANT must continually update their business model and e-enable their enterprise. United around the Company's core values, the MERANT team is committed to making our customers successful.

Acquisitions

MERANT has recently completed two acquisitions that complement the MERANT Egility e-business framework and significantly enhance our ability to deliver enterprise e-business solutions. On 3 August 1999, MERANT completed the acquisition of The Marathon Group, a premier Internet services firm, in order to address a fundamental part of our long-term strategy to better support customers' increasing requirements to e-enable their enterprise.

On 23 November 1999, we completed the acquisition of EnterpriseLink Technology Corporation, an innovative supplier of enterprise extension software, which should help to propel our capability to integrate and extend existing applications to quickly e-enable businesses. Both transactions will be accounted for as purchases for U.S. and U.K. accounting purposes.

Outlook

As our transition into e-business accelerates, the outlook is favorable for all solutions making up the MERANT Egility framework. We are well positioned to take advantage of this global industry transformation, as we help our customers deploy information technology and grow their business. The second half of the year has started, and your management team is committed to driving further progress in our business and financial performance. I shall continue to communicate our vision, strategy and progress, and I am confident that the full year will be a period of significant achievement for MERANT.



/s/Gary G. Greenfield

Gary G. Greenfield
Chief Executive Officer
January 12, 2000

               CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT

----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share, per share and ADS data)        Three months        Three months        Six months          Six months
(unaudited)                                                        ended               ended             ended               ended
                                                             October 31,         October 31,       October 31,         October 31,
                                                                    1999                1998              1999                1998
----------------------------------------------------------------------------------------------------------------------------------
Net revenue
     License fees                                                $46,542             $42,878           $89,068             $93,604
     Maintenance subscriptions                                    26,639              25,203            52,019              49,711
     Training and consulting                                      18,986              19,078            38,675              39,119
----------------------------------------------------------------------------------------------------------------------------------
Total net revenue                                                 92,167              87,159           179,762             182,434
----------------------------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of license fees                                          2,273               2,942             4,828               5,704
     Cost of maintenance subscriptions                             6,010               6,427            11,704              12,630
     Cost of training and consulting                              14,731              16,517            29,647              33,833
----------------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                             23,014              25,886            46,179              52,167
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      69,153              61,273           133,583             130,267
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                                     15,417              15,249            29,909              30,729
     Sales and marketing                                          39,268              37,722            80,098              73,798
     General and administrative                                    6,807               7,398            14,619              14,476
     One time charges                                                  -              49,662                 -              49,662
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                          61,492             110,031           124,626             168,665
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before goodwill amortization                         7,661             (48,758)            8,957             (38,398)
Goodwill amortization                                              1,746                 739             2,724               1,508
----------------------------------------------------------------------------------------------------------------------------------
Income from operations                                             5,915             (49,497)            6,233             (39,906)
Interest income, net                                                 778               1,619             1,791               3,029
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                  6,693             (47,878)            8,024             (36,877)
Income taxes                                                      (2,410)              5,574            (2,889)              1,802
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $4,283            ($42,304)           $5,135            ($35,075)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: basic                                 $0.03              ($0.29)            $0.04              ($0.25)
Net income (loss) per ADS: basic                                   $0.15              ($1.47)            $0.18              ($1.23)
----------------------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net income (loss) per share       144,220             143,642           144,006             143,130
ADSs used in computing basic net income (loss) per ADS            28,844              28,728            28,801              28,626
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: diluted                               $0.03              ($0.29)            $0.03              ($0.25)
Net income (loss) per ADS: diluted                                 $0.14              ($1.47)            $0.17              ($1.23)
----------------------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income (loss) per share     150,554             143,642           149,580             143,130
ADSs used in computing diluted net income (loss) per ADS          30,111              28,728            29,916              28,626
----------------------------------------------------------------------------------------------------------------------------------
Excluding one time charges:
Income before income taxes                                         6,693               1,784             8,024              12,785
Net income                                                         4,283               1,123             5,135               8,352
Net income per ADS: diluted                                        $0.14               $0.04             $0.17               $0.29
----------------------------------------------------------------------------------------------------------------------------------

Note:  Each American depositary share, or ADS, represents five ordinary shares.


        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - IN U.S. FORMAT

---------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                        Three months  Three months   Six months   Six months
(unaudited)                                                                  ended         ended        ended        ended
                                                                       October 31,   October 31,  October 31,  October 31,
                                                                              1999          1998         1999         1998
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           $4,283     ($42,304)       $5,135    ($35,075)
Currency translation adjustment                                              3,915         6,380        3,957        4,582
Unrealised (gain) loss on available-for-sale securities, net of tax            229          (23)          229         (28)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                 $8,427     ($35,947)       $9,321    ($30,521)
---------------------------------------------------------------------------------------------------------------------------

                  CONSOLIDATED BALANCE SHEETS - IN U.S. FORMAT

---------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                    October 31,    April 30,
                                                                                                         1999         1999
                                                                                                  (Unaudited)
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
       Cash and cash equivalents                                                                      $86,666      $86,580
       Short-term investments                                                                          24,949       34,804
       Accounts receivable,net                                                                         98,784      111,317
       Prepaid expenses and other assets                                                               11,549       13,485
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  221,948      246,186
---------------------------------------------------------------------------------------------------------------------------
Fixed assets:
       Property, plant and equipment, net                                                              48,726       46,090
       Goodwill, net                                                                                   23,945       10,239
       Software product assets, net                                                                    14,979       17,007
       Other assets                                                                                     3,134        3,560
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         $312,732     $323,082
---------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
       Borrowings                                                                                      $1,520       $2,716
       Accounts payable                                                                                 8,942       12,150
       Accrued employee compensation                                                                   19,536       24,352
       Income taxes payable                                                                            18,369       18,325
       Deferred revenue                                                                                59,710       69,155
       Other current liabilities                                                                       24,166       29,869
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             132,243      156,567
Deferred income taxes                                                                                  16,625       14,304
---------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                    $148,868     $170,871
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
       Ordinary shares                                                                                 4,715        4,691
       Additional paid-in capital and other reserves                                                 157,017      154,868
       Treasury stock                                                                                 (7,393)      (7,552)
       Retained earnings                                                                              13,985        8,850
       Accumulated other comprehensive loss                                                           (4,460)      (8,646)
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                           $163,864     $152,211
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                           $312,732     $323,082
---------------------------------------------------------------------------------------------------------------------------

             CONSOLIDATED STATEMENTS OF CASH FLOW - IN U.S. FORMAT

---------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                       Six months   Six months
(unaudited)                                                                                               ended        ended
                                                                                                    October 31,  October 31,
                                                                                                           1999         1998
-----------------------------------------------------------------------------------------------------------------------------
Operating activities
       Net income (loss)                                                                                 $5,135    ($35,075)
       Adjustments to reconcile net income (loss) to cash provided by operations:
            Depreciation of fixed assets                                                                  5,000        5,084
            Amortisation of software product assets and other intangibles                                 8,796        8,657
            Changes in operating assets and liabilities                                                  (7,329)      30,601
            Other items                                                                                   3,129        6,047
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                                14,731       15,314
-----------------------------------------------------------------------------------------------------------------------------
Investing activities
       Purchases of property, plant & equipment                                                          (7,636)      (4,803)
       Software product assets and other intangibles                                                     (4,044)      (4,799)
       Acquisition of subsidiaries, net of cash balances acquired                                       (14,978)      (7,082)
       Available-for-sale securities                                                                      9,855       (5,461)
       Disposals of property, plant & equipment                                                               -          (13)
       Other items                                                                                          426            -
-----------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                                   (16,377)     (22,158)
-----------------------------------------------------------------------------------------------------------------------------
Financing activities
       Issuance of ordinary shares, net of expenses                                                       2,173        4,824
       Own shares                                                                                           159          335
       Repayment of borrowings                                                                           (1,196)      (1,417)
       Repayment of capital leases                                                                            -          (19)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                                 1,136        3,723
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                                     596          (82)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                                  86       (3,203)
Cash at beginning of period                                                                              86,580       86,459
-----------------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                                                   $86,666      $83,256
-----------------------------------------------------------------------------------------------------------------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - U.S. FORMAT

1.   Basis of  preparation

The interim financial information in these U.S. financial statements has been prepared on the bases set out on page 12.

2.   Business combinations

On August 3, 1999,  MERANT  completed  the  acquisition  of The  Marathon  Group
(Marathon), an Internet professional services company based in Raleigh, North Carolina. The consideration for the transaction was approximately $15 million, payable in cash. The transaction has been accounted for using the purchase method, and, accordingly, the acquisition costs have been allocated between the identifiable net assets of Marathon, based on their respective fair values, and the excess allocated to goodwill. The operating results of Marathon, which have been included in MERANT's results from the date of the acquisition, were not material during the current period.

In the previous fiscal year, ended April 30,1999, MERANT reported three business combinations.

On May 15, 1998 MERANT acquired its Italian distributor, Micro Focus Italia, s.r.l., for total consideration of $4.6 million. On August 13, 1998, MERANT acquired its Australian distributor, Advanced Software Engineering Pty, Ltd., for total consideration of $2.5 million. Both transactions were accounted for using the purchase method.

On  September   24,  1998  MERANT   acquired   INTERSOLV,   Inc.,  a  Rockville,
Maryland-based corporation, in a transaction valued at $272 million. This transaction was accounted for using the pooling-of-interests method, and, accordingly, all financial data presented in these U.S. consolidated financial statements reflects the combined results of MERANT and INTERSOLV, Inc. In the second quarter of fiscal 1999, ended October 31, 1998, MERANT recorded pre-tax charges of approximately $25.6 million in connection with activities to complete the transaction and approximately $24.1 million in other one time charges related to the transaction.

3.   Dividends

Following established MERANT policy, the directors do not intend to recommend payment of a dividend.

4.   Subsequent event

On November 23, 1999 MERANT acquired EnterpriseLink Technology Corporation, a privately-held supplier of enterprise extension software based in Campbell, California. The consideration for this transaction is approximately $22 million, payable in cash. MERANT also assumed EnterpriseLink's stock options outstanding as of the closing which converted into share options to acquire up to approximately 516,500 MERANT ordinary shares.

             CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN U.K. FORMAT

---------------------------------------------------------------------------------------------------------------------------
                                                              Three          Three           Six          Six      Fifteen
                                                             months         months        months       months       months
                                                              ended          ended         ended        ended        ended
                                                        October 31,    October 31,   October 31,  October 31,    April 30,
                                                               1999           1998          1999         1998         1999
                                                         (unaudited)    (unaudited)   (unaudited)  (unaudited)
                                                            GBP'000        GBP'000       GBP'000      GBP'000      GBP'000
---------------------------------------------------------------------------------------------------------------------------
Revenue
       Licence fees                                          28,687         21,735        55,436       39,807      118,245
       Maintenance subscriptions                             16,590         10,871        32,405       18,712       56,454
       Training and consulting                               11,753          7,532        24,084       10,892       40,774
---------------------------------------------------------------------------------------------------------------------------
Total revenue                                                57,030         40,138       111,925       69,411      215,473
---------------------------------------------------------------------------------------------------------------------------
Cost of revenue
       Cost of licence fees                                   1,415          1,665         3,012        2,801        9,365
       Cost of maintenance subscriptions                      3,725          5,328         7,293        7,731       16,998
       Cost of training and consulting                        9,180          2,992        18,455        5,869       29,247
---------------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                        14,320          9,985        28,760       16,401       55,610
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                 42,710         30,153        83,165       53,010      159,863
---------------------------------------------------------------------------------------------------------------------------
Operating expenses
       Research and development                               9,504          6,405        18,573       11,547       34,319
       Sales and marketing                                   24,422         16,620        49,886       27,648       89,161
       General and administrative                             4,069          3,259         9,205        5,548       18,497
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     37,995         26,284        77,664       44,743      141,977
---------------------------------------------------------------------------------------------------------------------------
Operating profit before amortisation of goodwill              4,715          3,869         5,501        8,267       17,886
Amortisation of goodwill                                      9,660          3,862        18,414        3,998       21,915
---------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit                                      (4,945)             7       (12,913)       4,269       (4,029)
Exceptional item - fundamental restructuring                      -        (11,831)            -      (11,831)     (11,831)
---------------------------------------------------------------------------------------------------------------------------
(Loss) before interest and taxation                          (4,945)       (11,824)      (12,913)      (7,562)     (15,860)
Interest income, net                                            682            972         1,320        1,684        4,288
---------------------------------------------------------------------------------------------------------------------------
(Loss) before taxation                                       (4,263)       (10,852)      (11,593)      (5,878)     (11,572)
Taxation                                                     (1,864)         2,025        (2,456)         408       (3,707)
---------------------------------------------------------------------------------------------------------------------------
(Loss) for the period after taxation                         (6,127)        (8,827)      (14,049)      (5,470)     (15,279)
---------------------------------------------------------------------------------------------------------------------------
(Loss) per share: basic                                      (4.4p)         (8.6p)       (10.0p)       (6.0p)      (14.3p)
(Loss) per share: diluted                                    (4.4p)         (8.6p)       (10.0p)       (6.0p)      (14.3p)
---------------------------------------------------------------------------------------------------------------------------

Earnings per share before amortisation of goodwill
and exceptional items:         basic                           2.5p           3.1p          3.1p         7.3p        13.8p
                               diluted                         2.5p           3.1p          3.1p         7.3p        13.5p
---------------------------------------------------------------------------------------------------------------------------

           STATEMENT OF RECOGNISED GAINS AND LOSSES - IN U.K. FORMAT

---------------------------------------------------------------------------------------------------------------------------
                                                              Three          Three           Six          Six      Fifteen
                                                             months         months        months       months       months
                                                              ended          ended         ended        ended        ended
                                                        October 31,    October 31,   October 31,  October 31,    April 30,
                                                               1999           1998          1999         1998         1999
                                                         (unaudited)    (unaudited)   (unaudited)  (unaudited)
                                                            GBP'000        GBP'000       GBP'000      GBP'000      GBP'000
---------------------------------------------------------------------------------------------------------------------------
(Loss) after taxation                                        (6,127)        (8,827)      (14,049)      (5,470)     (15,279)
Foreign exchange gains/(losses)                               4,791           (205)        4,859          202        1,146
---------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses                            (1,336)        (9,032)       (9,191)      (5,268)     (14,133)
---------------------------------------------------------------------------------------------------------------------------

                  CONSOLIDATED BALANCE SHEET - IN U.K. FORMAT

---------------------------------------------------------------------------------------------------------------------------
                                                                                                  October 31,    April 30,
                                                                                                         1999         1999
                                                                                                   (unaudited)
                                                                                                      GBP'000      GBP'000
---------------------------------------------------------------------------------------------------------------------------
Fixed assets:
       Intangible fixed assets                                                                        124,092      133,976
       Tangible fixed assets                                                                           29,711       28,633
       Investment                                                                                       4,508        4,691
---------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                    158,311      167,300
---------------------------------------------------------------------------------------------------------------------------
Current assets:
       Stock                                                                                            1,285        1,780
       Trade debtors                                                                                   60,234       70,682
       Other debtors and prepaid expenses                                                               7,709        7,205
       Cash and bank deposits                                                                          68,058       75,394
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  137,286      155,061
---------------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year
       Bank loans and overdrafts                                                                          927        1,696
       Trade creditors                                                                                  5,453        7,546
       Accrued employee compensation                                                                   11,912       15,126
       Current corporation tax                                                                          6,775       11,534
       Accrued expenses and other current liabilities                                                  12,166       13,835
       Deferred revenue                                                                                36,408       42,954
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                              73,641       92,691
---------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                     63,645       62,370
---------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                 221,956      229,670
Creditors: amounts falling due after more than one year                                                     -            6
Provision for liabilities and charges                                                                  12,706       12,555
---------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                            209,250      217,109
---------------------------------------------------------------------------------------------------------------------------
Capital and reserves
       Called up share capital                                                                          2,888        2,873
       Share premium account and other reserves                                                       190,577      189,261
       Profit and loss account                                                                         15,785       24,975
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                            209,250      217,109
---------------------------------------------------------------------------------------------------------------------------

               CONSOLIDATED CASH FLOW STATEMENT - IN U.K. FORMAT

---------------------------------------------------------------------------------------------------------------------------
                                                                                             Six          Six      Fifteen
                                                                                          months       months       months
                                                                                           ended        ended        ended
                                                                                     October 31,  October 31,    April 30,
                                                                                            1999         1998         1999
                                                                                      (unaudited)  (unaudited)
                                                                                         GBP'000      GBP'000      GBP'000
---------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                         (12,913)       4,269       (4,029)
       Depreciation of fixed assets                                                        3,115        2,554        8,512
       Amortisation of software product assets and other intangibles                      21,316       10,233       30,390
       Changes in operating assets and liabilities                                         1,920       (2,768)       2,877
       Other items                                                                       (1,102)            0       (3,886)
---------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                 12,336       14,288       33,864
Returns on investments and servicing of finance                                            1,320        1,630        4,288
Taxation                                                                                  (5,962)         677          715
Capital expenditure and financial investment                                              (5,483)     (17,712)     (14,564)
Acquisitions and disposals                                                                (9,303)      17,230       (1,880)
---------------------------------------------------------------------------------------------------------------------------
Cash (outflow) inflow before financing                                                    (7,092)      16,113       22,423
Financing                                                                                    579        2,080          165
----------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                                               (6,513)      18,193       22,588
----------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movements in net funds
---------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash                                                               (6,513)      18,193       22,588
Cash inflow/(outflow) from increase in loans                                                 752          (18)        (680)
Cash inflow from increases in liquid resources                                                 -            2            -
---------------------------------------------------------------------------------------------------------------------------
Change in cash resulting from cash flows                                                  (5,761)      18,177       21,908
Currency translation difference                                                             (797)         407        1,288
---------------------------------------------------------------------------------------------------------------------------
Movement in cash during the period                                                        (6,558)      18,584       23,196
Net funds at beginning of period                                                          73,689       54,577       50,493
---------------------------------------------------------------------------------------------------------------------------
Net funds at end of period                                                                67,131       73,161       73,689
---------------------------------------------------------------------------------------------------------------------------

                NOTES TO THE FINANCIAL STATEMENTS - U.K. FORMAT

1.   Basis of preparation

The interim financial information in these U.K. financial statements has been prepared on the bases set out on page 12.

2.   Change of accounting year-end

In 1998 the Company elected to change its accounting year-end from January 31 to April 30 and consequently reported results for the fifteen-month period ended April 30, 1999. This Interim Report for the six months ended October 31, 1999 discloses comparative results for the six months ended October 31, 1998, which represented the second and third quarters of the previous financial year.

3.   New accounting standard

In February 1999 the Accounting Standards Board issued Financial Reporting Standard 15 "Tangible fixed assets", which sets out the principles of accounting for the measurement, valuation and depreciation of tangible fixed assets and codifies disclosure requirements. The Company is required to adopt this standard in the current year, and these financial statements have been prepared in accordance with FRS 15. Adoption of this standard has not had a material impact on the results of operations of the Company.

4.   Acquisitions

On August 3, 1999, the Company completed the acquisition of The Marathon Group ("Marathon"), an Internet professional services company based in Raleigh, North Carolina, U.S.A. The consideration for the transaction was approximately U.S. $15 million (GBP 9.3 million), payable in cash. The transaction has been accounted for as an acquisition and, accordingly, the acquisition costs have been allocated between the identifiable net assets of Marathon, based on their respective fair values, and the excess allocated to goodwill. The operating results and cash flows of Marathon, which have been included with those of MERANT from the date of acquisition, are not material and have not been separately disclosed in these financial statements.

During the financial period ended April 30, 1999, the Company reported three acquisitions.

On May 15, 1998 the Company acquired its Italian distributor, Micro Focus Italia, s.r.l., for total consideration of GBP 2.6 million. On August 13, 1998, the Company acquired its Australian distributor, Advanced Software Engineering Pty, Ltd., for total consideration of GBP 1.5 million. On September 24, 1998 the Company acquired INTERSOLV, Inc., a Maryland, U.S.A.- based company, in exchange for 63 million ordinary shares in the Company, which represented a value of GBP
160.9 million on the date the acquisition was completed. Each transaction was accounted for as an acquisition and, accordingly, the results of operations and cash flows of the acquired companies have been included with those of MERANT from the dates of acquisition. The acquisition costs were allocated between the identifiable net assets of the acquired companies, based on their respective fair values, with the excess allocated to goodwill.

Amortisation of goodwill arising on acquisitions is disclosed separately in the profit and loss account.

5.   Exceptional item

Provision was made in the six months ended October 31, 1998 for costs amounting to GBP 11.8 million in connection with a fundamental reorganisation of the combined businesses of the Company and INTERSOLV, Inc.

6.   Taxation

The charge/(credit) for taxation includes the following:

--------------------------------------------------------------------------------
                    Six months          Six months          Fifteen months
                         ended               ended                   ended
                   October 31,         October 31,               April 30,
                          1999                1998                    1999
                    (unaudited)         (unaudited)
                       GBP'000             GBP'000                 GBP'000
--------------------------------------------------------------------------------
U.K. taxation            1,154              (2,020)                    385
Overseas taxation        1,302               1,612                   3,322
--------------------------------------------------------------------------------
                         2,456                (408)                  3,707
--------------------------------------------------------------------------------

7.   Dividends

Following established Company policy, the directors do not intend to recommend payment of a dividend.

8.   Earnings per share

Earnings per share excluding the charge for amortisation of goodwill and the exceptional charge recorded in October 1998 have also been disclosed, since the directors believe that this measure of earnings per share is a useful guide to shareholders and other users of our financial statements. A reconciliation between the two sets of earnings per share figures is set out below:

-----------------------------------------------------------------------------------------------------------
(unaudited)                        Three months   Three months    Six months    Six months   Fifteen months
                                          ended          ended         ended         ended            ended
                                    October 31,    October 31,   October 31,   October 31,        April 30,
                                           1999           1998         1999          1998             1999
-----------------------------------------------------------------------------------------------------------
(Loss) per share basic                    (4.4p)         (8.6p)      (10.0p)        (6.0p)          (14.3p)
Add back:      amortisation of goodwill    6.9p           3.8p        13.1p          4.4p            20.5p
               exceptional items              -           7.9p                       8.9p             7.6p
-----------------------------------------------------------------------------------------------------------
Earnings per share, excluding amortisation
     of goodwill and exceptional items     2.5p           3.1p         3.1p          7.3p            13.8p
----------------------------------------------------------------------------------------------------------

9.   Subsequent event

On November 23, 1999 MERANT acquired EnterpriseLink Technology Corporation, a privately-held supplier of enterprise extension software based in Campbell, California, U.S.A. The consideration for this transaction is approximately U.S. $22 million (GBP 13.4 million), payable in cash. MERANT also assumed EnterpriseLink's stock options outstanding which converted into share options to acquire up to approximately 516,500 MERANT ordinary shares.

BASIS OF PREPARATION

The U.S. and U.K. formatted financial statements have been prepared in accordance with U.S. and U.K. generally accepted accounting principles (GAAP), respectively, on the basis of the accounting policies set out in the 1999 Annual Report, except - in the case of the U.K. format statements - for the changes in accounting policy resulting from the implementation of FRS 15 "Tangible Fixed Assets" and should be read in conjunction with the financial statements contained therein. The taxation charge is calculated by applying the directors' best estimate of the annual tax rate to the results for the period. Other expenses are accrued in accordance with the same principles used in the preparation of the annual financial statements.

Revenue is analysed between licence fees, maintenance subscriptions, and training and consulting. These new descriptions replace the previous descriptions of product revenue, maintenance revenue and service revenue, respectively, and do not represent any changes to the actual numbers presented.

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. The financial information for the full preceding year is based on the statutory financial statements for the accounting period ended April 30, 1999. Those financial statements, upon which the auditors issued an unqualified opinion, have been delivered to the U.K. Registrar of Companies.
________________________________________________________________________________

REPORT OF THE AUDITORS TO MERANT plc

We have reviewed the interim financial information set out on pages 8 to 11 in respect of the six months ended October 31, 1999, which is the responsibility of, and has been approved by, the directors. Our responsibility is to report on the results of our review.

Our review was carried out having regard to the Bulletin "Review of Interim Financial Information" issued by the Auditing Practices Board. This review consisted principally of obtaining an understanding of the process for the preparation of the interim financial information, applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied, and making enquiries of the group's management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with Auditing Standards. Accordingly we do not express an audit opinion on the interim financial information.

On the basis of our review:

* We are not aware of any material modifications that should be made to the interim financial information as presented, and

* In our opinion the interim financial information has been prepared using accounting policies consistent with those adopted by MERANT plc in its financial statements for the accounting year ended April 30, 1999, except for the changes in accounting policy and presentation following adoption of FRS 15, as disclosed above.


Ernst & Young
Reading, England
January 12, 2000
________________________________________________________________________________

COMPANY INFORMATION


Registered Office                       Stock Market Symbols               Registrars and Transfer Office
-----------------                       --------------------               ------------------------------
MERANT plc,                             MRN (London Stock Exchange)        Lloyds TSB Registrars
The Lawn, 22-30 Old Bath Road           MRNT (Nasdaq National Market)      The Causeway, Worthing,
Newbury, Berkshire,  RG14 1QN                                              West Sussex BN99 6DA, U.K.
Telephone: 01635 32646
Facsimile: 01635 33966


Investor Relations                      Stockbrokers                       ADS Depositary
------------------                      ------------                       --------------
MERANT Inc.,                            Warburg Dillon Read                Bank of New York
9420 Key West Avenue                    1 Finsbury Square                  101 Barclay Street, 22nd Floor
Rockville, MD 20850, U.S.A.             London EC2M 2PA, U.K.              New York, NY 10286,  U.S.A.
E-mail: investor.relations@merant.com
www.merant.com

Worldwide   and   regional   sales   office    information   is   available   at www.merant.com/worldwide


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MERANT plc
                                      (Registrant)


Date:  January 19, 2000           By: /s/ Kenneth A. Sexton
                                      ---------------------------------------
                                      Kenneth A. Sexton
                                      Chief Financial Officer